Exhibit 99.14

CONSENT OF G. VOICU

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation (the “Company”) with the United States Securities and Exchange Commission in connection with (1) the technical report entitled “IAMGOLD Corporation – Rosebel Mine, Suriname – NI 43-101 Technical Report” dated March 29, 2010 (the “Rosebel Report”); and (2) the annual information form of the Company dated March 25, 2013 which includes reference to my name in connection with the information relating to the Rosebel Mine, the Rosebel Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

Date: March 25, 2013

/s/ Gabriel Voicu
Name:	Gabriel Voicu, PhD, P. Geo
Title:	Technical Services Manager